06014281

MBH
Monex Beans Holdings, Inc.

RECEIVED
2006 JUN 12 A 11: 28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-34933
June 6, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

SUPPL

Re: Monex Beans Holdings, Inc. – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. English translation of news releases announced May 22 to Jun 5, 2006 as listed in Annex A.

If you have any further questions or requests for additional information please do not hesitate to contact Mina Kanai at 011-813-6212-3750(telephone) or 011-813-3808(facsimile).

PROCESSED
JUN 12 2006
THOMSON
FINANCIAL

Very truly yours,

Monex Beans Holdings, Inc.

By ____________
Name: Oki Matsumoto
Title: President & CEO

dw 6/12

Monex Beans Holdings, Inc.
Pacific Century Place Marunouchi 19F 1-11-1, Marunouchi, Chiyoda-ku Tokyo 100-6219, Japan
Tel:+81-3-6212-3750[General] Fax:+81-3-6212-3808 http://www.monexbeans.net/

MBH
Monex Beans Holdings, Inc.

RECEIVED
2006 JUN 12 A 11: 28
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Annex A

Enclosures and attachment

1. Monthly disclosure (for May 2006)
2. Result of Inspection Against Monex, Inc. Conducted by SESC
3. Monthly Operating Revenues
4. Announcement of Start of Monthly Disclosure of Ordinary Income
5. Announcement of the "Super Kaburobo Contest" Organized by Trade Science Corporation
6. Announcement of Subsidiary's Personnel

Monex Beans Holdings, Inc.
Pacific Century Place Marunouchi 19F 1-11-1, Marunouchi, Chiyoda-ku Tokyo 100-6219, Japan
Tel:+81-3-6212-3750[General] Fax:+81-3-6212-3808 http://www.monexbeans.net/

Monthly disclosure of Monex, Inc.

This is to report monthly information including the number of customers' accounts and trades of Monex, Inc., a subsidiary of Monex Beans Holdings, Inc.,

Before November 2005 (Monex Beans, Inc.)

Number of accounts (end of month)

	Number of accounts	Number of margin accounts	Customers' assets in custody (Unit:billion yen)
May.2006	664,903	44,106	2,042.4
Apr.2006	651,265	43,198	2,210.6
Mar.2006	631,548	41,700	2,248.7
Feb.2006	607,844	39,666	2,155.8
Jan.2006	571,453	37,138	2,241.0
Dec.2005	542,555	34,663	2,122.0
Nov.2005	517,742	32,810	1,902.3

Stock Brokerage

	Average number of stock orders per business day			Average number of trades per business day			Average trade value (Unit:thousand yen)			Margin trades outstanding [end of month] (Unit:billion yen)
	Cash	Margin	Total	Cash	Margin	Total	Cash	Margin	Total	
May.2006	179,181	65,364	244,545	58,869	28,660	87,530	721	1,209	881	241.1
Apr.2006	224,641	79,857	304,499	74,176	35,340	109,516	796	1,470	1,014	244.8
Mar.2006	203,535	74,851	278,386	68,306	32,795	101,102	771	1,333	954	233.3
Feb.2006	240,775	85,132	325,907	86,036	40,730	126,767	819	1,451	1,022	215.9
Jan.2006	271,453	91,762	363,215	107,646	47,171	154,818	929	1,722	1,170	234.7
Dec.2005	238,651	84,901	323,552	92,561	42,714	135,275	1,005	1,946	1,302	234.7
Nov.2005	214,767	77,059	291,827	78,507	36,930	115,437	960	2,071	1,316	223.0

	Investment Trusts	Securities Lending		Foreign Exchange Margin Trading	
	Average number of orders per business day [excluding MRF]	Number of accounts (end of month)	Outstanding of securities borrowed from customers (Unit:billion yen)	Number of accounts (end of month)	Average trade Amount per business day (Unit:million yen)
May.2006	4,113	10,290	63.1	40,503	13,555
Apr.2006	4,195	9,959	65.9	38,861	12,009
Mar.2006	3,075	9,453	44.4	37,590	10,265
Feb.2006	3,404	8,489	54.8	36,040	11,007
Jan.2006	4,018	7,930	52.5	34,417	12,423

Dec.2005	4,130	7,407	46.5	31,867	16,352
Nov.2005	3,116	7,450	45.3	29,705	15,318

Note:1 Customers' assets in custody include securities that the customers lend to Monex, Inc.(Securities Lending outstanding).

Note:2 Stock Brokerage data include ETF and REIT.

Note:3 Monex, Inc. and Nikko Beans, Inc. have merged on May 1, 2005 and the name of the merged company become "Monex Beans, Inc". And the merged company "Monex Beans, Inc." has changed its company name to "Monex, Inc." on December 3, 2005.
The above figures are as follows:
- Before May 2005: the simple sums of Monex, Inc. and Nikko Beans, Inc.
- From May 2005: the figures of the merged company.

PAGE TOP

Privacy Policy Terms and Condition

(English Translation)

Note: This material is an English translation and excerpt of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.

May 31, 2006

To Investors and Customers:

Monex Beans Holdings, Inc.

Result of Inspection Against Monex, Inc. Conducted by SESC

Monex, Inc. ("Monex"), a wholly owned subsidiary of Monex Beans Holdings, Inc., had been under inspection by Securities and Exchange Surveillance Commission ("SESC") since November 2005. As a result of this inspection, SESC issued today a recommendation that the Financial Services Agency ("FSA") take administrative disciplinary action and any other appropriate measures against Monex, by reason of improper internal control system and certain breach of the laws and regulations.

We deeply apologize for this situation and will endeavor to continue to further strengthen our internal control system as the entire Monex Group.

<For reference> Description of violations found by SESC

1. Insufficient registration of customers' employer related information
   Monex failed to register some of its customers' employment ties with listed parent and/or subsidiary companies of the companies by which such customers are employed, which were determined by SESC as "the situation which was insufficient to prevent unfair trading transactions by such customers".

2. Insufficient management of securities trading computer systems
   Monex had submitted to the FSA "System Improvement Report" on December 28, 2005, which included the causes of some errors occurred to its securities trading computer system and future prevention measures of such errors. Despite the commitment of Monex to prevent the same kinds of computer system errors, on February 27, 2006, a similar error occurred again on the Monex original night time trading platform system which lead to improper calculation of prices of certain OSE(*) listed stocks applicable to trading on that platform. This error occurred on February 2006 was determined by SESC as "insufficient management of securities trading computer systems".
   (*) "OSE" = the Osaka Stock Exchange

-End-

【Contact】
Monex Beans Holdings, Inc.
CEO Office Corporate Communications
Mina Kanai
Tel : 03-6212-3750

Monthly Consolidated Operating Revenues, etc.

This is to report monthly information of consolidated operating revenues, net operating revenues and ordinary income of Monex Beans Holdings, Inc. Monthly figures above stated are not based on U.S.GAAP and un-audited.

· Fiscal Year Ending March 31, 2007

(Unit : million yen)

	Apr. 2006	May 2006	Jun. 2006	1Q
Operating Revenues	**3,544**	-	-	-
Net Operating Revenues	**3,452**	-	-	-
Ordinary Income	**2,184**	-	-	-

	Jul. 2006	Aug. 2006	Sep. 2006	2Q	First Half
Operating Revenues	-	-	-	-	-
Net Operating Revenues	-	-	-	-	-
Ordinary Income	-	-	-	-	-

	Oct. 2006	Nov. 2006	Dec. 2006	3Q
Operating Revenues	-	-	-	-
Net Operating Revenues	-	-	-	-
Ordinary Income	-	-	-	-

	Jan. 2007	Feb. 2007	Mar. 2007	4Q	Second Half	Fiscal Year Total
Operating Revenues	-	-	-	-	-	-
Net Operating Revenues	-	-	-	-	-	-
Ordinary Income	-	-	-	-	-	-

· Fiscal Year Ended March 31, 2006

(Unit : million yen)

	Apr. 2005	May 2005	Jun. 2005	1Q
Operating Revenues		Not disclosed		6,151
Net Operating Revenues				5,774

	Jul. 2005	Aug. 2005	Sep. 2005	2Q	First Half
Operating Revenues		Not disclosed		9,045	15,196
Net Operating Revenues				8,706	14,481

	Oct. 2005	Nov. 2005	Dec. 2005	3Q
Operating Revenues	3,289	3,922	4,819	12,031
Net Operating Revenues	3,129	3,816	4,697	11,642

	Jan. 2006	Feb. 2006	Mar. 2006	4Q	Second Half	Fiscal Year Total
Operating Revenues	4,603	3,902	3,488	11,995	24,026	39,223
Net Operating Revenues	4,508	3,807	3,371	11,686	23,329	37,811

Notice: Ordinary Income before March 2006 was not disclosed.

(English Translation)

> *Note: This material is an English translation and excerpt of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.*

May 23, 2006

To investors and customers:

Monex Beans Holdings, Inc.

Announcement of Start of Monthly Disclosure of Ordinary Income

This announcement is to inform that Monex Beans Holdings, Inc. will start the monthly disclosure of ordinary income from the figures of April 2006 on our website. (http://www.monexbeans.net/eng/index.htm)

This is due to our proactive approach on disclosure policy, as we have always disclosed monthly and net operating revenues since the figures of October 2005.

-End-

【Contact】
Monex Beans Holdings, Inc.
CEO Office Corporate Communications
Mina Kanai
Tel : 03-6212-3750

(English Translation)

Note: ***This material is an English translation and excerpt of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.***

May 22, 2006

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of the "Super Kaburobo Contest"
Organized by Trade Science Corporation

This announcement is to inform that Trade Science Corporation ("TS"; Koichi Kato, Representative Director), which Monex Beans Holdings ("MBH"), Inc. established jointly with W-it Corporation (Koichi Kato, Representative Director) on April 3, 2006, has announced to hold the "Super Kaburobo Contest." The contest will be specially co-sponsored by Monex, Inc.*1

TS was established to provide investment advisory and asset management services through "Program Investment Management"*2. The "Super Kaburobo Contest", as an open-entry contest, will attract a wide range of entrants whose robots have a variety of investment management techniques. The contest is also expected to be a major springboard for its asset management service operations for TS.

*1 100% subsidiary of Monex Beans Holdings, Inc.

*2 "Program Investment Management" is an investment management method using computer program system that automatically makes investment decisions and places orders based on algorithm set by price movements in the market and other fundamental factors.

-End-

-Contact-
Monex Beans Holdings, Inc.
CEO Office Corporate Communications
Mina Kanai
Tel : 03-6212-3750

(English Translation)

> ***Note:*** ***This material is an English translation and excerpt of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.***

May 22, 2006

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of Subsidiary's Personnel

This announcement is to inform that Monex, Inc.*(Oki Matsumoto, President & CEO), made the following personnel changes, effective from June 1, 2006.

New Assignment	Current Assignment	Name
Director Head of Investment Banking Division (*)	Director Head of Investment Banking Division General Manager Investment Banking Service Dept. Corporate Finance Dept.	Mamoru Wakisaka
Head of Investment Banking Division (*) General Manager Capital Markets Dept.	Head of Investment Banking Division General Manager Capital Markets Dept. Credit Dept.	Takashi Kuwauchi
General Manager Corporate Finance Dept. Investment Banking Division	Deputy General Manager Corporate Finance Dept. Investment Banking Division	Koji Okuda
General Manager Investment Banking Service Dept. Investment Banking Division	Deputy General Manager Investment Banking Service Dept. Investment Banking Division	Masahiro Shimomura
General Manager Credit Dept. Investment Banking Division	Deputy General Manager Credit Dept. Investment Banking Division	Hiroshi Ando

(*) Investment Banking Division is managed by co-heads ; Mr. Wakisaka and Mr. Kuwauchi

*100% subsidiary of Monex Beans Holdings, Inc.

-End-

【Contact】
Monex Beans Holdings, Inc.
CEO Office Corporate Communications
Mina Kanai
Tel : 03-6212-3750